

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2025

Dr. Michael J.M. Hitchcock
Interim Chief Executive Officer and Director
Biomea Fusion, Inc.
1599 Industrial Road
San Carlos, CA 94070

> **Re: Biomea Fusion, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 5, 2025**
> **File No. 333-289262**

Dear Dr. Michael J.M. Hitchcock:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alicia M. Tschirhart, Esq.